UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PLX Technology, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

693417107

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Arthur O. Whipple, Chief Financial Officer
PLX Technology, Inc.
870 W. Maude Avenue
Sunnyvale, California 94085
(408) 774-9060

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Stephen J. Schrader
Baker & McKenzie LLP
2 Embarcadero Center, Eleventh Floor
San Francisco, California  94111
(415) 576-3028

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *
$1,208,818	$68.00

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,262,809 shares of Common Stock, $0.001 par value, of PLX Technology, Inc. will be purchased pursuant to this offer for an aggregate of $1,208,818 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009, equals $55.80 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:        Not applicable.
Form or Registration No.:        Not applicable.
Filing party:                               Not applicable.
Date filed:                                  Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐      third party tender offer subject to Rule 14d-1.
☑      issuer tender offer subject to Rule 13e-4.
☐      going-private transaction subject to Rule 13e-3.
☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

Item 1.	Summary Term Sheet
Item 2.	Subject Company Information
Item 3.	Subject Company Information
Item 4.	Terms of the Transaction
Item 5.	Past Contracts, Transactions, Negotiations and Agreements
Item 6.	Purposes of the Transaction and Plans or Proposals
Item 7.	Source and Amount of Funds or Other Consideration
Item 8.	Interest in Securities of the Subject Company
Item 9.	Persons/Assets Retained, Employed, Compensated or Used
Item 10.	Financial Statements
Item 11.	Additional Information
Item 12.	Exhibits
Item 13.	Information Required by Schedule 13E-3
SIGNATURES
EXHIBIT INDEX

Item 1.	Summary Term Sheet.

The information set forth under Section I (“Summary of Terms”) in the “Offer to Purchase Eligible Stock Options” (the “Offer to Purchase”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company is PLX Technology, Inc., a Delaware corporation (the “Company” or “PLX”). The address of the Company’s principal executive offices is 870 W. Maude Avenue, Sunnyvale, California 94085 and its telephone number is (408) 774-9060.

(b) The information set forth under Section I (“Summary of Terms”) and Section III.1 (“General; Eligibility; Offer Expiration Time”) in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section III.10 (“Price Range of Common Stock Underlying Eligible Options”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.

(a) The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Purchase under Schedule A: Information Concerning Our Directors and Executive Officers is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth under Item 2(b) above and in the Offer to Purchase under Section I (“Summary of Terms”), Section II (“Risks of Participating in the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Valuation of Eligible Options; Total Payment”), Section III.3 (“Purpose”), Section III.4 (“Procedures for Tendering Eligible Options”), Section III.5 (“Withdrawal Rights”), Section III.6 (“Acceptance of and Payment for Eligible Options”), Section III.7 (“Extension of Offer; Termination; Amendment; Subsequent Offering Period”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.9 (“Conditions to Completion of the Offer”), Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section III.13 (“Legal Matters; Regulatory Approvals”), Section III.15 (“Source and Amount of Consideration”), and Schedule B: Guide to Issues in Non-U.S. Jurisdictions is incorporated herein by reference.  The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 6, 2009, is also incorporated herein by reference.

(b) The Company’s officers and directors will be eligible to participate in the Offer to Exchange on the same terms and conditions as the Company’s employees. The information set forth in the Offer to Purchase under Section I (“Summary of Terms”) and Section III.11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”).

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.   The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 6, 2009, the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2009, together with amendments filed on March 18 and 19, 2009 or thereafter, and the Company’s Preliminary Proxy Statement for the Special Meeting of our Stockholders expected to be held in late April or in May 2009, filed with the SEC on March 12, 2009, are also incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase under Section I (“Summary of Terms”) and Section III.3 (“Purpose”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section I (“Summary of Terms”), Section III.3 (“Purpose”) and Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section III.17 (“Corporate Plans, Proposals and Negotiations”) and in the Company’s Preliminary Proxy Statement for the Special Meeting of Stockholders expected to be held in late April or in May 2009, filed with the SEC on March 12, 2009, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase under Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and under Schedule A: Information Concerning Our Directors and Executive Officers is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10.	Financial Statements.

(a) Not applicable.

(b) Not applicable.

Item 11.	Additional Information.

(a) The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.  The information set forth in (i) the Exhibit Index included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 6, 2009; (ii) the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2009, together with amendments filed on March 18 and 19, 2009 or thereafter; and (iii) the description of the Company’s Common Stock contained in the Registration Statement on Form S-3 (File No. 333-156760), filed with the SEC on January 16, 2009, together with any amendments or reports filed for the purpose of updating such information, are also incorporated herein by reference.

(b) Not applicable.

Item 12.	Exhibits.

(a)(1)(A) Offer to Purchase Eligible Stock Options, dated March 31,2009.

(a)(1)(B) Form of e-mail to Eligible Employees Announcing Offer to Purchase.

(a)(1)(C) Form of Promise to Make Cash Payment.

(a)(1)(D) Paper Election Form.

(a)(1)(E) Paper Election Withdrawal Notice.

(a)(1)(F) Form of Reminder Notice of Expiration of Offer.

(a)(1)(G) Worksheet Associated with Election Form.

(a)(5)(A) The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 6, 2009 (incorporated herein by reference).

(a)(5)(B) The Company’s Preliminary Proxy Statement for the Special Meeting of its Stockholders expected to be held in late April or in May 2009, filed with the SEC on March 12, 2009 (incorporated herein by reference).

(a)(5)(C) The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2009, together with amendments filed on March 18 and 19, 2009 or thereafter (incorporated herein by reference).

(a)(5)(D) A description of the Company’s Common Stock contained in the Registration Statement on Form S-3 (File No. 333-156760), filed with the SEC on January 16, 2009, together with any amendments or reports filed for the purpose of updating such information (incorporated herein by reference).

 (b)  Not applicable.

(d)(A) The Company’s 1998 Stock Incentive Plan. (1)

(d)(B)  Amended and Restated PLX Technology, Inc. 1999 Stock Incentive Plan. (2)

(d)(C) PLX 2008 Equity Incentive Plan. (3)

(d)(D) Stockholder Support Agreement, dated as of December 15, 2009. (4)

(d)(E) Offer Letter, dated December 29, 2006 between PLX Technology, Inc. and Arthur O. Whipple, filed as Exhibit 10.1 to the Company's Form 8-K, filed on January 18, 2007, and incorporated herein by reference. (5)

(d)(F) Offer Letter, dated as of October 15, 2008, by and between the Company and Ralph Schmitt. (6)

 (g)  Not applicable.

 (h)  Not applicable.

________________
(1)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-71795) filed on February 4, 1999.

(2)	Incorporated by reference to Appendix A to the Company's Proxy Statement for the 2006 Annual Meeting of Stockholders filed on April 18, 2006.

(3)	Incorporated by reference to Appendix A to the Company’s Proxy Statement for the 2008 Annual Meeting of Stockholders filed on April 18, 2008

(4)	Incorporated by reference to Exhibit 2.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 6, 2009.

(5)	Incorporated by reference to the Company's Form 8-K, filed on January 18, 2007.

(6)	Incorporated by reference to the Company's Form 8-K, filed on October 27, 2008.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2009

PLX Technology, Inc..

By:	/s/ Arthur O. Whipple
Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A) Offer to Purchase Eligible Stock Options, dated March 31, 2009.

(a)(1)(B) Form of e-mail to Eligible Employees Announcing Offer to Purchase.

(a)(1)(C) Form of Promise to Make Cash Payment.

(a)(1)(D) Paper Election Form.

(a)(1)(E) Paper Election Withdrawal Notice.

(a)(1)(F) Form of Reminder Notice of Expiration of Offer.

(a)(1)(G) Worksheet Associated with Election Form.

 (a)(5)(A) The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 6, 2009 (incorporated herein by reference).

(a)(5)(B) The Company’s Preliminary Proxy Statement for the Special Meeting of its Stockholders expected to be held in late April or in May 2009, filed with the SEC on March 12, 2009 (incorporated herein by reference).

(a)(5)(C) The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2009, together with amendments filed on March 18 and 19, 2009 or thereafter (incorporated herein by reference).

 (a)(5)(D) A description of the Company’s Common Stock contained in the Registration Statement on Form S-3 (File No. 333-156760), filed with the SEC on January 16, 2009, together with any amendments or reports filed for the purpose of updating such information (incorporated herein by reference).

 (b)  Not applicable.

(d)(A) The Company’s 1998 Stock Incentive Plan. (1)

(d)(B)  Amended and Restated PLX Technology, Inc. 1999 Stock Incentive Plan. (2)

(d)(C) PLX 2008 Equity Incentive Plan. (3)

(d)(D) Stockholder Support Agreement, dated as of December 15, 2009. (4)

(d)(E) Offer Letter, dated December 29, 2006 between PLX Technology, Inc. and Arthur O. Whipple, filed as Exhibit 10.1 to the Company's Form 8-K, filed on January 18, 2007, and incorporated herein by reference. (5)

(d)(F) Offer Letter, dated as of October 15, 2008, by and between the Company and Ralph Schmitt. (6)

 (g)  Not applicable.

 (h)  Not applicable.

________________
(1)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-71795) filed on February 4, 1999.

(2)	Incorporated by reference to Appendix A to the Company's Proxy Statement for the 2006 Annual Meeting of Stockholders filed on April 18, 2006.

(3)	Incorporated by reference to Appendix A to the Company’s Proxy Statement for the 2008 Annual Meeting of Stockholders filed on April 18, 2008

(4)	Incorporated by reference to Exhibit 2.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 6, 2009.

(5)	Incorporated by reference to the Company's Form 8-K, filed on January 18, 2007.

(6)	Incorporated by reference to the Company's Form 8-K, filed on October 27, 2008.